Filed by Exxon Mobil Corporation

(Commission File No.: 001-02256)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following three communications were delivered in connection with Exxon Mobil Corporation’s 2023 fourth-quarter earnings on February 2, 2024:

Excerpts from ExxonMobil public statements on February 2, 2024

2023

Fourth-quarter earnings

2.2.24

ExxonMobil

Our strategy is delivering leading results

Jennifer Driscoll

Hello, everyone. Welcome to ExxonMobil’s fourth-quarter 2023 earnings call. We appreciate you being with us today. I’m Jennifer Driscoll, Vice President of Investor Relations. I’m joined by Darren Woods, Chairman and CEO, and Kathy Mikells, Senior Vice President and CFO.

This presentation and prerecorded remarks are available on the Investors section of our website. They are meant to accompany the fourth-quarter earnings news release, which is posted in the same location.

1

Excerpts from ExxonMobil public statements on February 2, 2024

In conjunction with our recent announcement about acquiring Pioneer Natural Resources, we’ve included additional information about the transaction on slide 2.

Please be aware that this presentation is not intended to be a solicitation of any vote or approval.

2

Excerpts from ExxonMobil public statements on February 2, 2024

Cautionary statement

ExxonMobil

FORWARD-LOOKING STATEMENTS. Statements of future events, conditions, expectations, plans or ambitions in this presentation or the subsequent discussion period are forward-looking statements. Similarly, discussions of future carbon capture, transportation, and storage, as well as biofuels, hydrogen, and other plans to reduce emissions of ExxonMobil, its affiliates, or companies it is seeking to acquire, are dependent on future market factors, such as continued technological progress, policy support and timely rule-making and permitting, and represent forward-looking statements. Actual future results, including financial and operating performance; potential earnings, cash flow, and rates of return; total capital expenditures and mix, including allocations of capital to low carbon investments; realization and maintenance of structural cost reductions and efficiency gains, including the ability to offset inflationary pressures, plans to reduce future emissions intensity; ambitions to reach Scope 1 and Scope 2 net zero from operated assets by 2050, to reach Scope 1 and 2 net zero in Upstream Permian Basin unconventional operated assets by 2030 and Pioneer Permian assets by 2035, to eliminate routine flaring in-line with World Bank Zero Routine Flaring, to reach near-zero methane emissions from operated assets and other methane initiatives, to meet ExxonMobil's emission reduction plans and goals, divestment and start-up plans, and associated project plans as well as technology advances, including in the timing and outcome of projects to capture and store CO_2, produce hydrogen, produce biofuels, produce lithium, and use plastic waste as feedstock for advanced recycling; maintenance and turnaround activity; drilling and improvement programs; price and margin recovery; shareholder distributions; planned Pioneer or Denbury integration benefits; resource recoveries and production rates; and product sales levels and mix could differ materially due to a number of factors. These include global or regional changes in oil, gas, petrochemicals, or feedstock prices, differentials, seasonal fluctuations, or other market or economic conditions affecting the oil, gas, and petrochemical industries and the demand for our products; government policies supporting lower carbon investment opportunities such as the U.S. Inflation Reduction Act or policies limiting the attractiveness of investments such as European taxes on energy and unequal support for different methods of carbon capture; policy and consumer support for emission-reduction products and technology; variable impacts of trading activities; the outcome of competitive bidding and project wins; regulatory actions targeting public companies in the oil and gas industry; changes in local, national, or international laws, regulations, and policies affecting our business including with respect to the environment; taxes, trade sanctions, and actions taken in response to pandemic concerns; the ability to realize efficiencies within and across our business lines and to maintain current cost reductions as efficiencies without impairing our competitive positioning; decisions to invest in future reserves; reservoir performance, including variability in unconventional projects; the level, outcome, and timing of exploration and development projects and decisions to invest in future resources; timely completion of construction projects; war, civil unrest, attacks against the company or industry, and other political or security disturbances; expropriations, seizures, and capacity, insurance or shipping limitations by foreign governments or international embargoes; changes in consumer preferences; opportunities for and regulatory approval of investments or divestments that may arise such as the Pioneer acquisition; the outcome of our or competitors' research efforts and the ability to bring new technology to commercial scale on a cost-competitive basis; the development and competitiveness of alternative energy and emission reduction technologies; unforeseen technical or operating difficulties including the need for unplanned maintenance; and other factors discussed here and in Item 1A. Risk Factors of our Form 10-K and under the heading "Factors Affecting Future Results" available through the Investors page of our website at www.exxonmobil.com. All forward-looking statements are based on management's knowledge and reasonable expectations at the time of this presentation and we assume no duty to update these statements as of any future date. Neither future distribution of this material nor the continued availability of this material in archive form on our website should be deemed to constitute an update or re-affirmation of these figures as of any future date. Any future update of these figures will be provided only through a public disclosure indicating that fact.

The Pioneer transaction (merger) referenced throughout this presentation is subject to customary regulatory reviews and approvals, and approval by Pioneer shareholders.

Reconciliations and definitions of non-GAAP and other terms are provided in the text or in the supplemental information accompanying these slides beginning on page 26.

3

During the presentation, we’ll make forward-looking comments, which are subject to risks and uncertainties. Please read our cautionary statement on slide 3. You can find more information on the risks and uncertainties that apply to any forward-looking statements in our SEC filings on our website. Note that we also provided supplemental information at the end of our earnings slides, including an overview of full-year results, which are posted on the website.

And now, please turn to slide 4 for Darren’s opening remarks.

3

Excerpts from ExxonMobil public statements on February 2, 2024

Meeting society's needs and growing shareholder value

ExxonMobil

Leading Performance | Essential Partner | Advantaged Portfolio | Innovative Solutions | Meaningful Development

- **Demonstrating strong safety, operational, and reliability performance**
  - Continuing improvement in process safety; sustained our industry-leading personnel safety performance[1]
  - Record refining reliability and project execution at industry-leading cost and schedule performance[2]
- **Delivering industry-leading financial results**
  - Earnings of $36 billion driven by consistent strategy and strong execution; 15% ROCE
  - Improved earnings power with more than doubled earnings versus 2019 on a constant price basis[3]
- **Strengthening our advantaged portfolio**
  - Investing in industry-advantaged, high-return opportunities
  - Making value-accretive acquisitions: Denbury and Pioneer Natural Resources
  - More than $4 billion of cash generated with divestments of non-core assets
- **Developing innovative solutions**
  - Potential to produce lithium to supply up to ~1 million EVs per year by 2030
  - Transforming lower-value fuels into high-value manufacturing materials; Proxxima™ earnings potential of ~$1 billion by 2040[4]
  - Completed construction of a direct air capture (DAC) prototype piloting proprietary technology
- **Continuing business transformation and expanding employee development opportunities**

See page 8 and Supplemental information for footnotes, definitions, and reconciliations.

4

And we also announced two value-accretive acquisitions. Denbury, which closed in November, provides opportunities to profitably accelerate our Low Carbon Solutions business with a compelling, end-to-end, customer decarbonization offer. Pioneer, which is expected to close in the second quarter, will further differentiate our advantaged Upstream portfolio. The synergies will create significant shareholder value and accelerate Pioneer’s net zero ambitions by 15 years, to 2035.

On a constant-price basis, we more than doubled earnings in 2023 versus 2019, demonstrating the improved earnings power of the company.i

_________________

i Earnings exclude identified items and are adjusted to 2022 $60/bbl real Brent; 10-year average Energy, Chemical, and Specialty Product margins refer to the average of annual margins from 2010-2019. Earnings also excludes any impacts of Pioneer but includes Denbury as of November 2, 2023. See reconciliation of 2019 and 2023 adjusted earnings and cash flow from operations on slides 31 and 32 of the presentation.

4

Excerpts from ExxonMobil public statements on February 2, 2024

Strong results continuing to support capital allocation priorities

ExxonMobil

Cash flow
Billion USD
$ 33.0
13.7
(6.7)
1.0
(8.2)
(1.2)
$ 31.6
$ 8.0 billion
free cash flow
3Q23 cash
CFO
Cash capex[1]
Asset sales
Shareholder distributions
Other
4Q23 cash

4Q:

- $15.9 billion of CFO ex-working capital
- $8.0 billion of free cash flow on strong earnings and asset sales
- 4Q dividend of $0.95 per share, an increase of 4.4% versus 3Q

2023:

- Progressed advantaged projects with $26 billion of capital and exploration expenditures
  - Accelerated Permian and Guyana activity
  - Launched new lithium business
- Returned >$32 billion to shareholders, including ~$17.5 billion of share repurchases in 2023
- 16% debt-to-capital; 5% net debt-to-capital

[1] Includes PP&E additions of ($6.2) billion and net investments / advances of ($0.5) billion in fourth quarter 2023.
See Supplemental information for definitions and reconciliations.

14

We also announced our plan to increase the share repurchase pace to $20 billion annually through 2025 following the close of the Pioneer acquisition, assuming reasonable market conditions.

5

Excerpts from ExxonMobil public statements on February 2, 2024

1Q24 outlook

Upstream		• Lower volumes driven by absence of favorable 4Q entitlement impacts, partly offset by Payara development ramp-up
Product Solutions	Energy Products	• Higher scheduled maintenance
	Chemical Products	
	Specialty Products	
Corporate		• Corporate and financing expenses expected to be $300-$500 million • Share repurchases to resume following Pioneer's special shareholder meeting

ExxonMobil

15

Finally, per SEC rules, we paused our share repurchase program in January following Pioneer’s S-4 filing. We expect to resume share repurchases after the Pioneer shareholders’ special meeting on Feb. 7th.

6

Excerpts from ExxonMobil public statements on February 2, 2024

2024: continued growth in shareholder value

ExxonMobil

- **Leading industry in safety, operating, and financial performance**
- **Capitalizing on growing array of advantaged opportunities, leveraging unmatched capability and scale**
  - 2024 capex of $23-$25 billion underpins profitable growth, improvements in portfolio mix, and emissions reductions[1]
  - Progressing 2025 strategic project start-ups
  - Continual progress in structural cost savings; $15 billion by 2027
  - Integrating Denbury; pursuing value-accretive low carbon opportunities and executing our 2030 emission reduction plans[2,3]
  - Expect to close and initiate integration of Pioneer in 2Q 2024
- **Consistently returning more cash to shareholders**
- **Progressing plans to deliver further earnings and cash flow growth over next 4 years**

See Supplemental information for footnotes, definitions and reconciliations.

18

Our Upstream portfolio will be further transformed when we close on the transaction with Pioneer. By combining the capabilities of our two companies and leveraging the advances we’ve made in technology, we expect to recover more resource, more efficiently, with lower emissions. We’ll provide more detail about this compelling combination at our Spotlight event following the close.

7

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (the “Company”) and Pioneer Natural Resources Company (“Pioneer”), the Company and Pioneer have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On November 21, 2023, the Company filed with the SEC a registration statement on Form S-4 (the “Form S-4”), as amended (No. 333-275695) to register the shares of the Company common stock to be issued in connection with the proposed transaction. The Form S-4, which was declared effective by the SEC on January 5, 2024, includes a definitive proxy statement of Pioneer that also constitutes a prospectus of the Company (the “definitive proxy statement/prospectus”). The definitive proxy statement/prospectus was mailed to the stockholders of Pioneer on January 8, 2024. This communication is not a substitute for the Form S-4, definitive proxy statement/prospectus or any other document that the Company or Pioneer (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PIONEER ARE URGED TO READ THE FORM S-4, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the definitive proxy statement/prospectus, as well as other filings containing important information about the Company or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by the Company are and will be available free of charge on the Company’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer are and will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, the Company’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

The Company, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-4 in the section entitled “Interests of Pioneer’s Directors and Executive Officers in the Merger”, including the documents incorporated by reference therein. Information about the directors and executive officers of the Company is set forth in the sections entitled “Board of Directors” and “Director and Executive Officer Stock Ownership” included in the Company’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000119312523100079/d429320ddef14a.htm), in the sections entitled “Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance” included in the Company’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000020/xom-20221231.htm), in the Company’s Form 8-K filed on November 7, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000059/xom-20231106.htm), in the Company's Form 8-K filed on June 6, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000036/xom-20230531.htm) and in the Company’s Form 8-K filed on February 24, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000022/xom-20230221.htm). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and will be contained in other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

1

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the Company and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of the Company and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against the Company, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm the Company’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and the Company and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting the Company and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect the Company’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against the Company or Pioneer, and other political or security disturbances; dilution caused by the Company’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of the Company’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of the Company’s website at www.exxonmobil.com (information included on or accessible through the Company’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks described in the registration statement on Form S-4 and accompanying definitive proxy statement/prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that the Company or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the definitive proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC and mailed to Pioneer stockholders in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 and the definitive proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither the Company nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on the Company’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Actions needed to advance the Company’s 2030 and 2035 greenhouse gas emission-reductions plans are incorporated into its medium-term business plans, which are updated annually. The reference case for planning beyond 2030 is based on the Company’s Energy Outlook research and publication (the “Outlook”). The Outlook is reflective of the existing global policy environment, the Outlook does not attempt to project the degree of required future policy and technology advancement and deployment for the world, or the Company, to meet net zero by 2050. As future policies and technology advancements emerge, they will be incorporated into the Outlook, and the Company’s business plans will be updated accordingly. Actual future results, including the achievement of net zero in Upstream Permian Basin unconventional operated assets by 2030/2035 and plans to lower methane emissions from operated assets, to increase water recycling in our combined Permian operations, and to feed hydrogen, ammonia, and carbon capture projects could vary depending on the ability to execute operational objectives on a timely and successful basis; policy support for emission-reduction products and technologies; changes in laws, regulations and international treaties regarding lower emission technologies and projects; government incentives; unforeseen technical or operational difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects, technologies, and markets on a commercially competitive basis; changes in supply and demand and other market factors affecting future prices of oil, gas, and petrochemical products; the actions of competitors; and other factors discussed in this communication and in the additional forward looking statement disclaimer included above.

All references to production rates, project capacity, resource size, and acreage are on a gross basis, unless otherwise noted.

2

Excerpt from ExxonMobil 4Q23 Earnings Call

ExxonMobil Fourth Quarter 2023 Earnings Call Q&A

This abridged transcript presents questions related to ExxonMobil’s announced Pioneer Natural Resources acquisition during ExxonMobil’s fourth quarter 2023 earnings call held on February 2, 2024.

***

Neal Dingmann: Good morning, Darren and team. My question is on the Permian. Specifically, your continued record production. The play, it appears, at least from what I am seeing going forward, your proforma Permian activity is likely to continue trending higher and I'm just wondering maybe, Darren, how you’d respond to maybe any of the critics who suggest all U.S. companies should instead maintain flat production in order to, you know, I guess, appease Saudi and the others, maybe more so.

Darren Woods: Yeah. Thanks for the question. No, I would just tell you, we're not going to run the business to appease an external member out there. I think the way we look at it is, it comes back to every dollar that we choose to invest and spend. Do we see a return, are we convinced that we're effectively spending that money, and if we're spending it efficiently. That's the criteria that we're using. That's the plans that we've built. We expect to grow our volumes in 2024 to about 650 Kbd and then we're going to continue that growth through to the targets that we've laid out in 2027 of, you know, about a million barrels a day, close to a million barrels a day. So, that's the plan that we have. We're executing to that plan and, as we've said before, year on year, it's not straight ratable growth, it'll be lumpy growth. But, you know, over time, it will average about 13% and we haven't seen anything to date that would say that's going to change. Obviously, as we bring Pioneer in, into the fold, we’ll bring their production in and look to kind of optimize across that portfolio that both companies have and, as we've said before, that once we close on that, we'll come back out and have a spotlight where we’ll, you know, share what the implications of bringing these two companies together and the impact on our Permian production?

***

1

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (the “Company”) and Pioneer Natural Resources Company (“Pioneer”), the Company and Pioneer have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On November 21, 2023, the Company filed with the SEC a registration statement on Form S-4 (the “Form S-4”), as amended (No. 333-275695) to register the shares of the Company common stock to be issued in connection with the proposed transaction. The Form S-4, which was declared effective by the SEC on January 5, 2024, includes a definitive proxy statement of Pioneer that also constitutes a prospectus of the Company (the “definitive proxy statement/prospectus”). The definitive proxy statement/prospectus was mailed to the stockholders of Pioneer on January 8, 2024. This communication is not a substitute for the Form S-4, definitive proxy statement/prospectus or any other document that the Company or Pioneer (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PIONEER ARE URGED TO READ THE FORM S-4, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the definitive proxy statement/prospectus, as well as other filings containing important information about the Company or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by the Company are and will be available free of charge on the Company’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer are and will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, the Company’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

The Company, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-4 in the section entitled “Interests of Pioneer’s Directors and Executive Officers in the Merger”, including the documents incorporated by reference therein. Information about the directors and executive officers of the Company is set forth in the sections entitled “Board of Directors” and “Director and Executive Officer Stock Ownership” included in the Company’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000119312523100079/d429320ddef14a.htm), in the sections entitled “Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance” included in the Company’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000020/xom-20221231.htm), in the Company’s Form 8-K filed on November 7, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000059/xom-20231106.htm), in the Company's Form 8-K filed on June 6, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000036/xom-20230531.htm) and in the Company’s Form 8-K filed on February 24, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000022/xom-20230221.htm). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and will be contained in other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

1

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the Company and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of the Company and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against the Company, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm the Company’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and the Company and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting the Company and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect the Company’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against the Company or Pioneer, and other political or security disturbances; dilution caused by the Company’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of the Company’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of the Company’s website at www.exxonmobil.com (information included on or accessible through the Company’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks described in the registration statement on Form S-4 and accompanying definitive proxy statement/prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that the Company or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the definitive proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC and mailed to Pioneer stockholders in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 and the definitive proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither the Company nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on the Company’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Actions needed to advance the Company’s 2030 and 2035 greenhouse gas emission-reductions plans are incorporated into its medium-term business plans, which are updated annually. The reference case for planning beyond 2030 is based on the Company’s Energy Outlook research and publication (the “Outlook”). The Outlook is reflective of the existing global policy environment, the Outlook does not attempt to project the degree of required future policy and technology advancement and deployment for the world, or the Company, to meet net zero by 2050. As future policies and technology advancements emerge, they will be incorporated into the Outlook, and the Company’s business plans will be updated accordingly. Actual future results, including the achievement of net zero in Upstream Permian Basin unconventional operated assets by 2030/2035 and plans to lower methane emissions from operated assets, to increase water recycling in our combined Permian operations, and to feed hydrogen, ammonia, and carbon capture projects could vary depending on the ability to execute operational objectives on a timely and successful basis; policy support for emission-reduction products and technologies; changes in laws, regulations and international treaties regarding lower emission technologies and projects; government incentives; unforeseen technical or operational difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects, technologies, and markets on a commercially competitive basis; changes in supply and demand and other market factors affecting future prices of oil, gas, and petrochemical products; the actions of competitors; and other factors discussed in this communication and in the additional forward looking statement disclaimer included above.

All references to production rates, project capacity, resource size, and acreage are on a gross basis, unless otherwise noted.

2

4Q 2023 Earnings Release

FOR IMMEDIATE RELEASE	February 2, 2024

ExxonMobil Announces 2023 Results

•	Delivered industry-leading 2023 earnings of $36.0 billion[1], generated $55.4 billion of cash flow from operating activities and distributed $32.4 billion to shareholders

•	Leading industry in compounded annual growth rate for earnings excl. identified items and cash flow since 2019 [2]

•	Increased Guyana and Permian production by 18% vs. 2022 and achieved record annual refinery throughput [3]

•	Strengthened portfolio with $4.1 billion of non-core asset divestments, and two acquisitions; one that accelerates Low Carbon Solutions and one that will transform the Upstream business[4]

•	Launched new MobilTM Lithium business with the potential to supply up to one million EVs per year by 2030

Results Summary

4Q23	3Q23	Change vs 3Q23	4Q22	Change vs 4Q22	Dollars in millions (except per share data)	2023	2022	Change vs 2022
7,630	9,070	-1,440	12,750	-5,120	Earnings (U.S. GAAP)	36,010	55,740	-19,730
9,963	9,117	+846	14,035	-4,072	Earnings Excluding Identified Items (non-GAAP)	38,572	59,101	-20,529
1.91	2.25	-0.34	3.09	-1.18	Earnings Per Common Share [5]	8.89	13.26	-4.37
2.48	2.27	+0.21	3.40	-0.92	Earnings Excl. Identified Items Per Common Share [5] (non-GAAP)	9.52	14.06	-4.54
7,757	6,022	+1,735	7,463	+294	Capital and Exploration Expenditures	26,325	22,704	+3,621

SPRING, Texas – February 2, 2024 – Exxon Mobil Corporation today announced fourth-quarter 2023 earnings of $7.6 billion, or $1.91 per share assuming dilution. Fourth-quarter results included unfavorable identified items of $2.3 billion including a $2.0 billion impairment as a result of regulatory obstacles in California that have prevented production and distribution assets from coming back online. Impairments were partly offset by favorable tax and divestment-related items. Earnings excluding identified items were $10.0 billion, or $2.48 per share assuming dilution. For the full year 2023, the company reported earnings of $36.0 billion, or $8.89 per share assuming dilution.

“Our consistent strategy and execution excellence across the business delivered industry-leading earnings and enabled us to return more cash to shareholders than our peers in 2023 1,” said Darren Woods, chairman and chief executive officer.

“These results demonstrate the fundamental improvements we’ve made to our business, reflecting our progress in high-grading our portfolio through investments in advantaged projects and select divestments, while, at the same time, driving a higher level of efficiency and effectiveness throughout the business. The foundation of our success comes from the resiliency, hard work and commitment of our people. As I reflect on our industry-leading results over the past year, I have a great sense of pride in what our people accomplished.”

[1]	Reported earnings, share buybacks and total dividends paid measured for 2023. 2023 figures for the industry peer group are actuals for companies that reported results on or before February 1, 2024, or estimated using either Bloomberg consensus as of February 1st or company-announced programs for share buybacks. Shareholder distributions is defined as dividends and share purchases. Industry peer group includes BP, Chevron, Shell and TotalEnergies.

[2]	Adjusted net income and cash flow from operations sourced from Bloomberg for the industry peer group. 2023 figures for the industry peer group are actuals for companies that reported results on or before February 1, 2024, or estimated using Bloomberg consensus as of February 1st. Industry peer group includes BP, Chevron, Shell and TotalEnergies.

[3]	Best-ever annual global refining throughput (2000 - 2023) since Exxon and Mobil merger in 1999, based on current refinery circuit.

[4]	Announced agreement to merge with Pioneer Natural Resources in October 2023. Transaction is expected to close in the second quarter of 2024, pending regulatory and Pioneer shareholder approval.

[5]	Assuming dilution.

3Q23 to 4Q23 Factor Analysis

Financial Highlights

•	Fourth-quarter earnings were $7.6 billion versus $9.1 billion in the third quarter. Identified items decreased earnings by $2.3 billion mainly from asset impairments, partly offset by favorable tax and divestment-related items. Earnings excluding identified items were $10.0 billion, an increase of $0.8 billion from the third-quarter. Results strengthened on favorable derivative mark-to-market impacts, improved volume and mix driven by advantaged Guyana and Permian assets, and stronger chemical margins. These factors were partly offset by lower industry refining margins and seasonally higher expenses.

•	Delivered full-year 2023 earnings of $36.0 billion and return on capital employed of 15%.

•	Achieved $9.7 billion of cumulative structural cost savings in 2023 versus 2019, exceeding the $9 billion plan with an additional $2.3 billion of savings during the year and $0.7 billion during the quarter. The company plans to deliver cumulative savings totaling $15 billion through the end of 2027.

•	Generated strong cash flow from operations of $13.7 billion and free cash flow of $8.0 billion in the fourth quarter. For the full year, cash increased $1.9 billion with free cash flow of $36.1 billion. Peer-leading[1] 2023 shareholder distributions of $32.4 billion included $14.9 billion of dividends, and $17.4 billion of share repurchases consistent with announced plans.

•	The Corporation declared a first-quarter dividend of $0.95 per share, payable on March 11, 2024, to shareholders of record of Common Stock at the close of business on February 14, 2024. Including the 4% increase in fourth-quarter dividend, the company has increased its annual dividend for a peer-leading[1] 41 consecutive years.

•	The debt-to-capital ratio was 16%, and the net-debt-to-capital ratio was 5%, reflecting a period-end cash balance of $31.6 billion.

•	The company continued to strengthen its portfolio with the closing of the East Texas upstream assets divestment in the fourth quarter. Total asset sales and divestments generated $4.1 billion of cash proceeds during the year.

•	Capital and exploration expenditures were $7.8 billion in the fourth quarter, bringing full-year 2023 expenditures to $26.3 billion, slightly above the top end of the guidance range, as the company opportunistically accelerated activities in the advantaged Permian and Guyana assets, and entered a new lithium business.

[1]	Share buybacks and total dividends paid measured for 2023. 2023 figures for the industry peer group are actuals for companies that reported results on or before February 1, 2024, or estimated using either Bloomberg consensus as of February 1st or company-announced programs for share buybacks. Shareholder distributions is defined as dividends and share purchases. Industry peer group includes BP, Chevron, Shell and TotalEnergies.

ADVANCING CLIMATE SOLUTIONS

Progress Toward Net Zero

•	In the Permian Basin, ExxonMobil made great progress on the plan to achieve net zero GHG emissions by 2030. In 2023, the company electrified all of its drilling fleet and replaced over 6,000 natural-gas-driven pneumatic devices in its unconventional operated assets. In addition, ExxonMobil also deployed its first electric fracturing units to further reduce emissions intensity, and signed additional long-term agreements enabling renewable power capacity to support operations. In the quarter, the company also launched a high-altitude monitoring balloon with advanced imaging technology and data processing platforms that has the potential to provide continuous, real-time methane detection. These efforts support ExxonMobil's industry-leading plans to achieve net-zero Scope 1 and 2 emissions from its unconventional operations in the Permian by 2030.

Lithium

•	In the fourth quarter, ExxonMobil announced its new MobilTM Lithium business with plans to become a leading producer and grow U.S.-based supplies of lithium for the global battery and EV markets. The company's advanced production approach has the potential to produce vast supplies of lithium with fewer environmental impacts than traditional mining operations[1]. Work is underway for the first phase of lithium production in southwest Arkansas, an area known to hold significant lithium deposits.

•	The company is planning first production for 2027. By 2030, ExxonMobil aims to produce enough MobilTM Lithium with the potential to supply approximately one million EVs per year.

Carbon Capture and Storage

•	In November, ExxonMobil completed the acquisition of Denbury, Inc. for $4.8 billion of ExxonMobil stock, based on the share price at closing[2]. The company now has the largest owned and operated carbon dioxide (CO2) pipeline network in the United States at 1,300 miles, including nearly 925 miles in Louisiana, Texas and Mississippi, one of the largest U.S. markets for CO2 emissions. The company also has access to more than 15 strategically located onshore CO2 storage sites.

[1]	Expected smaller footprint of lithium mining and expected lower carbon and water impacts: EM analysis of external sources and third party life-cycle analyses. 1) Vulcan Energy, 2022 https://v-er.eu/app/uploads/2023/11/LCA.pdf, Minviro publication. Grant, A., Deak, D., & Pell, R. (2020). 2) The CO2 Impact of the 2020s Battery Quality Lithium Hydroxide Supply Chain-Jade Cove Partners. https://www.jadecove.com/research/liohco2impact. Kelly, J. C., Wang, M., Dai, Q., & Winjobi, O. (2021). 3) Energy, greenhouse gas, and water life cycle analysis of lithium carbonate and lithium hydroxide monohydrate from brine and ore resources and their use in lithium ion battery cathodes and lithium ion batteries. Resources, Conservation and Recycling, 174, 105762.

[2]	Total consideration of $5.1 billion includes ExxonMobil stock of $4.8 billion and cash payments of $0.3 billion related to repayment of Denbury's credit facility and settlement of fractional shares.

EARNINGS AND VOLUME SUMMARY BY SEGMENT

Upstream

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
			Earnings/(Loss) (U.S. GAAP)
84	1,566	2,493	United States	4,202	11,728
4,065	4,559	5,708	Non-U.S.	17,106	24,751
4,149	6,125	8,201	Worldwide	21,308	36,479

			Earnings/(Loss) Excluding Identified Items (non-GAAP)
1,573	1,566	2,493	United States	5,691	11,429
4,693	4,573	6,269	Non-U.S.	17,918	27,989
6,266	6,139	8,762	Worldwide	23,609	39,418

3,824	3,688	3,822	Production (koebd)	3,738	3,737

•	Upstream fourth-quarter earnings were $4.1 billion, a decrease of $2.0 billion from the third quarter. Identified items reduced earnings by $2.1 billion this quarter, mainly from the impairment of the idled Santa Ynez Unit assets in California due to regulatory challenges restarting production and distribution. Earnings excluding identified items were $6.3 billion, an increase of $127 million. Higher volumes and improved mix, mainly from Guyana and Permian growth, and stronger gas realizations more than offset lower crude realizations, unfavorable tax impacts, and year-end inventory effects.

•	Net production in the fourth quarter was 3.8 million oil-equivalent barrels per day, an increase of 136,000 oil-equivalent barrels per day compared to the prior quarter on favorable entitlement effects and growth in Permian and Guyana. Payara, the third Guyana development, started up in November ahead of schedule with production reaching nameplate capacity of 220,000 barrels per day in mid-January.

•	Compared to the same quarter last year, earnings decreased $4.1 billion. Identified items reduced earnings by $2.1 billion this quarter, compared to a reduction of $0.6 billion in the fourth quarter of 2022. Earnings excluding identified items were $6.3 billion, a decrease of $2.5 billion, primarily due to lower natural gas prices. Higher Permian and Guyana volumes and less unfavorable year-end inventory effects provided a partial offset. Net production was flat compared to the same quarter last year. Excluding the impacts from divestments, entitlements, and government-mandated curtailments, net production grew about 70,000 oil-equivalent barrels per day.

•	Full-year earnings were $21.3 billion, $15.2 billion less than 2022. Identified items for the year reduced earnings by $2.3 billion, compared to an unfavorable $2.9 billion impact last year. Excluding identified items, earnings decreased $15.8 billion on lower liquids and natural gas realizations, and unfavorable unsettled derivatives mark-to-market effects of $2.4 billion, primarily from the absence of favorable impacts in the prior year. Higher volume contributions from improved portfolio mix added nearly $1 billion, as growth from Guyana and Permian more than offset divestments. Net production in 2023 was 3.7 million oil-equivalent barrels per day, in line with prior year. Production increased 111,000 oil-equivalent barrels per day, excluding impacts from divestments, entitlements, and government-mandated curtailments. Permian and Guyana combined production grew 18% versus 2022.

•	In October, ExxonMobil announced an agreement to merge with Pioneer Natural Resources in a $59.5 billion all-stock transaction[1]. The combination is expected to generate double-digit returns by recovering more resources, more efficiently, while accelerating emissions reductions[2]. The transaction is expected to close in the second quarter of 2024, pending regulatory and Pioneer shareholder approval.

[1]	Based on the October 5, 2023 closing price for ExxonMobil shares and the fixed exchange rate of 2.3234 per Pioneer share.

[2]	Expected to leverage Permian GHG reduction plans to accelerate Pioneer's net-zero emissions plan to 2035 from 2050; plan to lower both companies' Permian methane emissions through new technology application.

Energy Products

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
			Earnings/(Loss) (U.S. GAAP)
1,329	1,356	2,188	United States	6,123	8,340
1,878	1,086	1,882	Non-U.S.	6,019	6,626
3,207	2,442	4,070	Worldwide	12,142	14,966

			Earnings/(Loss) Excluding Identified Items (non-GAAP)
1,137	1,356	2,246	United States	5,931	8,398
1,881	1,119	2,508	Non-U.S.	6,067	7,252
3,018	2,475	4,754	Worldwide	11,998	15,650

5,357	5,551	5,423	Energy Products Sales (kbd)	5,461	5,347

•	Energy Products fourth-quarter earnings totaled $3.2 billion compared to $2.4 billion in the third quarter, an increase of $765 million. A favorable derivatives mark-to-market impact of $1.2 billion and the unwinding of prior quarter unfavorable timing effects more than offset weaker seasonal industry refining margins. Results also improved from favorable tax, year-end inventory impacts, and foreign exchange effects. These factors were partly offset by higher seasonal expenses and lower volumes from higher scheduled maintenance and divestments. Identified items increased earnings by $222 million versus the third quarter. Earnings excluding these items were $3.0 billion for the quarter, an increase of $543 million from the third quarter.

•	Compared to the fourth quarter last year, earnings decreased $863 million on weaker industry refining margins and higher project-related expenses, partly offset by favorable derivatives mark-to-market effects. Identified items improved earnings by $873 million mainly from lower additional European taxes on the energy sector and the absence of asset impairments. Earnings excluding these identified items were $3.0 billion, $1.7 billion lower than the fourth quarter last year.

•	Full-year 2023 earnings were $12.1 billion, a decrease of $2.8 billion versus 2022 due to the decline in industry refining margins, higher planned maintenance activities and divestments. These factors were partly offset by stronger trading and marketing margins and higher sales volumes from strong reliability and the start-up of the Beaumont refinery expansion. Identified items improved earnings by $828 million mainly from lower additional European taxes on the energy sector and the absence of asset impairments. Earnings excluding identified items were $12.0 billion, a decrease of $3.7 billion from last year.

•	Refining throughput for the year was 4.1 million barrels per day, up 38,000 barrels per day from 2022. The record throughput on a current refinery circuit basis was supported by strong reliability and the completion of the 250,000 barrels per day Beaumont refinery expansion in the first quarter of 2023. In addition, with the December completion of the 1.5 million barrels per day strategic Permian crude venture project, both the Beaumont and Baytown refineries have expanded access to advantaged Permian feedstocks.

Chemical Products

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
			Earnings/(Loss) (U.S. GAAP)
478	338	298	United States	1,626	2,328
(289)	(89)	(48)	Non-U.S.	11	1,215
189	249	250	Worldwide	1,637	3,543

			Earnings/(Loss) Excluding Identified Items (non-GAAP)
446	338	298	United States	1,594	2,328
131	(89)	(48)	Non-U.S.	431	1,215
577	249	250	Worldwide	2,025	3,543

4,776	5,108	4,658	Chemical Products Sales (kt)	19,382	19,167

•	Chemical Products fourth-quarter earnings were $189 million compared to $249 million in the third quarter. Identified items mainly associated with asset impairments and other financial reserves reduced earnings by $388 million. Earnings excluding identified items were $577 million for the quarter, an increase of $328 million from the third quarter. Margins improved from lower U.S. feed costs and strong performance product sales. Lower overall seasonal sales were partly offset by new volumes from the recently completed Baytown expansion.

•	Current quarter earnings were $61 million lower compared to fourth-quarter 2022. Identified items mainly associated with asset impairments and other financial reserves reduced earnings by $388 million. Earnings excluding identified items were $577 million, $327 million higher on improved margins from lower feed costs.

•	Full-year earnings were $1.6 billion, a decrease of $1.9 billion versus 2022. Lower earnings reflect the overall weaker margin environment from bottom-of-cycle market conditions, higher planned maintenance, and unfavorable sales mix effects. Identified items reduced earnings by $388 million. Earnings excluding identified items were $2.0 billion, a decrease of $1.5 billion from 2022.

Specialty Products

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
			Earnings/(Loss) (U.S. GAAP)
386	326	406	United States	1,536	1,190
264	293	354	Non-U.S.	1,178	1,225
650	619	760	Worldwide	2,714	2,415

			Earnings/(Loss) Excluding Identified Items (non-GAAP)
374	326	406	United States	1,524	1,190
369	293	394	Non-U.S.	1,283	1,265
743	619	800	Worldwide	2,807	2,455

1,839	1,912	1,787	Specialty Products Sales (kt)	7,597	7,810

•	Specialty Products continued to deliver strong earnings from high-value products. Fourth-quarter earnings were $650 million, compared to $619 million in the third quarter. Higher margins from improved realizations and lower feed costs, and positive year-end inventory impacts were partly offset by higher seasonal expenses and lower sales volumes. Identified items reduced earnings by $93 million in the quarter.

•	Compared to the same quarter last year, earnings decreased by $110 million. Weaker basestock margins were mostly offset by favorable year-end inventory impacts, improved reliability and stronger finished lubes margins.

•	Full-year earnings were $2.7 billion, an increase of $299 million compared with 2022 as product differentiation and brand strength drove sustained business performance. Improved finished lubes margins more than offset lower basestock margins and specialty products sales volumes due to weaker global demand.

Corporate and Financing

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
(565)	(365)	(531)	Earnings/(Loss) (U.S. GAAP)	(1,791)	(1,663)
(641)	(365)	(531)	Earnings/(Loss) Excluding Identified Items (non-GAAP)	(1,867)	(1,965)

•	Corporate and Financing fourth-quarter net charges of $565 million increased $200 million versus the third quarter driven by unfavorable foreign exchange impacts, partly offset by tax-related identified items.

•	Net charges of $565 million in the fourth quarter of 2023 increased $34 million from the same quarter of 2022.

•	Full-year net charges of $1.8 billion increased $128 million from 2022 mainly due to the absence of prior year favorable tax-related and other identified items, partly offset by lower financing costs.

CASH FLOW FROM OPERATIONS AND ASSET SALES EXCLUDING WORKING CAPITAL

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
8,012	9,346	13,055	Net income/(loss) including noncontrolling interests	37,354	57,577
7,740	4,415	5,064	Depreciation and depletion (includes impairments)	20,641	24,040
(2,191)	1,821	(200)	Changes in operational working capital, excluding cash and debt	(4,255)	(194)
121	381	(298)	Other	1,629	(4,626)
13,682	15,963	17,621	Cash Flow from Operating Activities (U.S. GAAP)	55,369	76,797

1,020	917	1,333	Proceeds from asset sales and returns of investments	4,078	5,247
14,702	16,880	18,954	Cash Flow from Operations and Asset Sales (non-GAAP)	59,447	82,044

2,191	(1,821)	200	Less: Changes in operational working capital, excluding cash and debt	4,255	194
16,893	15,059	19,154	Cash Flow from Operations and Asset Sales excluding Working Capital (non-GAAP)	63,702	82,238

FREE CASH FLOW

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
13,682	15,963	17,621	Cash Flow from Operating Activities (U.S. GAAP)	55,369	76,797
(6,228)	(4,920)	(5,783)	Additions to property, plant and equipment	(21,919)	(18,407)
(1,854)	(307)	(2,175)	Additional investments and advances	(2,995)	(3,090)
1,348	31	1,270	Other investing activities including collection of advances	1,562	1,508
1,020	917	1,333	Proceeds from asset sales and returns of investments	4,078	5,247
7,968	11,684	12,266	Free Cash Flow (non-GAAP)	36,095	62,055

RETURN ON AVERAGE CAPITAL EMPLOYED

Dollars in millions (unless otherwise noted)	2023	2022
Net income/(loss) attributable to ExxonMobil (U.S. GAAP)	36,010	55,740
Financing costs (after-tax)
Gross third-party debt	(1,175)	(1,213)
ExxonMobil share of equity companies	(307)	(198)
All other financing costs – net	931	276
Total financing costs	(551)	(1,135)
Earnings/(loss) excluding financing costs (non-GAAP)	36,561	56,875

Total assets (U.S. GAAP)	376,317	369,067
Less liabilities and noncontrolling interests share of assets and liabilities
Total current liabilities excluding notes and loans payable	(61,226)	(68,411)
Total long-term liabilities excluding long-term debt	(60,980)	(56,990)
Noncontrolling interests share of assets and liabilities	(8,878)	(9,205)
Add ExxonMobil share of debt-financed equity company net assets	3,481	3,705
Total capital employed (non-GAAP)	248,714	238,166

Average capital employed (non-GAAP)	243,440	228,404

Return on average capital employed – corporate total (non-GAAP)	15.0%	24.9%

CALCULATION OF STRUCTURAL COST SAVINGS

Dollars in billions	2019				2023
Components of Operating Costs
From ExxonMobil’s Consolidated Statement of Income (U.S. GAAP)
Production and manufacturing expenses	36.8				36.9
Selling, general and administrative expenses	11.4				9.9
Depreciation and depletion (includes impairments)	19.0				20.6
Exploration expenses, including dry holes	1.3				0.8
Non-service pension and postretirement benefit expense	1.2				0.7
Subtotal	69.7				68.9
ExxonMobil’s share of equity company expenses (non-GAAP)	9.1				10.5
Total Adjusted Operating Costs (non-GAAP)	78.8				79.4

Total Adjusted Operating Costs (non-GAAP)	78.8				79.4
Less:
Depreciation and depletion (includes impairments)	19.0				20.6
Non-service pension and postretirement benefit expense	1.2				0.7
Other adjustments (includes equity company depreciation and depletion)	3.6				3.7
Total Cash Operating Expenses (Cash Opex) (non-GAAP)	55.0				54.4

Energy and production taxes (non-GAAP)	11.0				14.9

		Market	Activity / Other	Structural Savings
Total Cash Operating Expenses (Cash Opex) excluding Energy and Production Taxes (non-GAAP)	44.0	+3.6	+1.6	-9.7	39.5

This press release also references structural cost savings. Structural cost savings describe decreases in cash opex excluding energy and production taxes as a result of operational efficiencies, workforce reductions, and other cost-saving measures that are expected to be sustainable compared to 2019 levels. Relative to 2019, estimated cumulative structural cost savings totaled $9.7 billion, which included an additional $2.3 billion in 2023. The total change between periods in expenses above will reflect both structural cost savings and other changes in spend, including market factors, such as inflation and foreign exchange impacts, as well as changes in activity levels and costs associated with new operations. Estimates of cumulative annual structural savings may be revised depending on whether cost reductions realized in prior periods are determined to be sustainable compared to 2019 levels. Structural cost savings are stewarded internally to support management's oversight of spending over time. This measure is useful for investors to understand the Corporation's efforts to optimize spending through disciplined expense management.

ExxonMobil will discuss financial and operating results and other matters during a webcast at 7:30 a.m. Central Time on February 2, 2024. To listen to the event or access an archived replay, please visit www.exxonmobil.com.

Important Information about the Pioneer Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (the “Company”) and Pioneer Natural Resources Company (“Pioneer”), the Company and Pioneer have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On November 21, 2023, the Company filed with the SEC a registration statement on Form S-4 (the “Form S-4”), as amended (No. 333-275695) to register the shares of the Company common stock to be issued in connection with the proposed transaction. The Form S-4, which was declared effective by the SEC on January 5, 2024, includes a definitive proxy statement of Pioneer that also constitutes a prospectus of the Company (the “definitive proxy statement/prospectus”). The definitive proxy statement/prospectus was mailed to the stockholders of Pioneer on January 8, 2024.

This communication is not a substitute for the Form S-4, definitive proxy statement/prospectus or any other document that the Company or Pioneer (as applicable) has filed or may file with the SEC in connection with the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE FORM S-4, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of the Form S-4 and the definitive proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil are and will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer are and will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

The Company, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-4 in the section entitled “Interests of Pioneer’s Directors and Executive Officers in the Merger”, including the documents incorporated by reference therein. Information about the directors and executive officers of the Company is set forth in the sections entitled “Board of Directors” and “Director and Executive Officer Stock Ownership” included in the Company’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000119312523100079/d429320ddef14a.htm), in the sections entitled “Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance” included in the Company’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000020/xom-20221231.htm), in the Company’s Form 8-K filed on June 6, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000036/xom-20230531.htm) and in the Company’s Form 8-K filed on February 24, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000022/xom-20230221.htm). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and will be contained in other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement

Statements related to future events; projections; descriptions of strategic, operating, and financial plans and objectives; statements of future ambitions and plans; and other statements of future events or conditions in this release, are forward-looking statements. Similarly, discussion of future carbon capture, transportation and storage, as well as biofuels, hydrogen and other plans to reduce emissions of ExxonMobil, its affiliates or companies it is seeking to acquire, are dependent on future market factors, such as continued technological progress, policy support and timely rule-making and permitting, and represent forward-looking statements. Actual future results, including financial and operating performance; potential earnings, cash flow, or rate of return; total capital expenditures and mix, including allocations of capital to low carbon investments; realization and maintenance of structural cost reductions and efficiency gains, including the ability to offset inflationary pressure; plans to reduce future emissions and emissions intensity; ambitions to reach Scope 1 and Scope 2 net zero from operated assets by 2050, to reach Scope 1 and 2 net zero in Upstream Permian Basin unconventional operated assets by 2030 and in Pioneer Permian assets by 2035, to eliminate routine flaring in-line with World Bank Zero Routine Flaring, to reach near-zero methane emissions from its operated assets and other methane initiatives, to meet ExxonMobil’s emission reduction goals and plans, divestment and start-up plans, and associated project plans as well as technology advances, including the timing and outcome of projects to capture and store CO2, produce hydrogen, produce biofuels, produce lithium and use plastic waste as feedstock for advanced recycling; changes in law, taxes, or regulation including environmental and tax regulations, trade sanctions, and timely granting of governmental permits and certifications; cash flow, dividends and shareholder returns, including the timing and amounts of share repurchases; future debt levels and credit ratings; business and project plans, timing, costs, capacities and returns; resource recoveries and production rates; and planned Pioneer and Denbury integrated benefits, could differ materially due to a number of factors. These include global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market factors, economic conditions and seasonal fluctuations that impact prices and differentials for our products; government policies supporting lower carbon investment opportunities such as the U.S. Inflation Reduction Act or policies limiting the attractiveness of future investment such as the additional European taxes on the energy sector and unequal support for different methods of emissions reduction; variable impacts of trading activities on our margins and results each quarter; actions of competitors and commercial counterparties; the outcome of commercial negotiations, including final agreed terms and conditions; the ability to access debt markets; the ultimate impacts of public health crises, including the effects of government responses on people and economies; reservoir performance, including variability and timing factors applicable to unconventional resources; the level and outcome of exploration projects and decisions to invest in future reserves; timely completion of development and other construction projects; final management approval of future projects and any changes in the scope, terms, or costs of such projects as approved; government regulation of our growth opportunities; war, civil unrest, attacks against the company or industry and other political or security disturbances; expropriations, seizure, or capacity, insurance or shipping limitations by foreign governments or laws; opportunities for potential acquisitions, investments or divestments and satisfaction of applicable conditions to closing, including timely regulatory approvals; the capture of efficiencies within and between business lines and the ability to maintain near-term cost reductions as ongoing efficiencies; unforeseen technical or operating difficulties and unplanned maintenance; the development and competitiveness of alternative energy and emission reduction technologies; the results of research programs and the ability to bring new technologies to commercial scale on a cost-competitive basis; and other factors discussed under Item 1A. Risk Factors of ExxonMobil’s 2022 Form 10-K.

Actions needed to advance ExxonMobil’s 2030 greenhouse gas emission-reductions plans are incorporated into its medium-term business plans, which are updated annually. The reference case for planning beyond 2030 is based on the Company’s Global Outlook research and publication. The Outlook is reflective of the existing global policy environment and an assumption of increasing policy stringency and technology improvement to 2050. However, the Global Outlook does not attempt to project the degree of required future policy and technology advancement and deployment for the world, or ExxonMobil, to meet net zero by 2050. As future policies and technology advancements emerge, they will be incorporated into the Outlook, and the Company’s business plans will be updated accordingly. References to projects or opportunities may not reflect investment decisions made by the corporation or its affiliates. Individual projects or opportunities may advance based on a number of factors, including availability of supportive policy, permitting, technological advancement for cost-effective abatement, insights from the company planning process, and alignment with our partners and other stakeholders. Capital investment guidance in lower-emission investments is based on our corporate plan; however, actual investment levels will be subject to the availability of the opportunity set, public policy support, and focused on returns.

Forward-looking and other statements regarding environmental and other sustainability efforts and aspirations are not an indication that these statements are material to investors or requiring disclosure in our filing with the SEC. In addition, historical, current, and forward-looking environmental and other sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future, including future rule-making. The release is provided under consistent SEC disclosure requirements and should not be misinterpreted as applying to any other disclosure standards.

Frequently Used Terms and Non-GAAP Measures

This press release includes cash flow from operations and asset sales (non-GAAP). Because of the regular nature of our asset management and divestment program, the company believes it is useful for investors to consider proceeds associated with the sales of subsidiaries, property, plant and equipment, and sales and returns of investments together with cash provided by operating activities when evaluating cash available for investment in the business and financing activities. A reconciliation to net cash provided by operating activities for the 2022 and 2023 periods is shown on page 8.

This press release also includes cash flow from operations and asset sales excluding working capital (non-GAAP). The company believes it is useful for investors to consider these numbers in comparing the underlying performance of the company's business across periods when there are significant period-to-period differences in the amount of changes in working capital. A reconciliation to net cash provided by operating activities for the 2022 and 2023 periods is shown on page 8.

This press release also includes Earnings/(Loss) Excluding Identified Items (non-GAAP), which are earnings/(loss) excluding individually significant non-operational events with, typically, an absolute corporate total earnings impact of at least $250 million in a given quarter. The earnings/(loss) impact of an identified item for an individual segment may be less than $250 million when the item impacts several periods or several segments. Earnings/(loss) excluding Identified Items does include non-operational earnings events or impacts that are generally below the $250 million threshold utilized for identified items. When the effect of these events is significant in aggregate, it is indicated in analysis of period results as part of quarterly earnings press release and teleconference materials. Management uses these figures to improve comparability of the underlying business across multiple periods by isolating and removing significant non-operational events from business results. The Corporation believes this view provides investors increased transparency into business results and trends and provides investors with a view of the business as seen through the eyes of management. Earnings excluding Identified Items is not meant to be viewed in isolation or as a substitute for net income/(loss) attributable to ExxonMobil as prepared in accordance with U.S. GAAP. A reconciliation to earnings is shown for 2023 and 2022 periods in Attachments II-a and II-b. Corresponding per share amounts are shown on page 1 and in Attachment II-a, including a reconciliation to earnings/(loss) per common share – assuming dilution (U.S. GAAP).

This press release also includes total taxes including sales-based taxes. This is a broader indicator of the total tax burden on the Corporation’s products and earnings, including certain sales and value-added taxes imposed on and concurrent with revenue-producing transactions with customers and collected on behalf of governmental authorities (“sales-based taxes”). It combines “Income taxes” and “Total other taxes and duties” with sales-based taxes, which are reported net in the income statement. The company believes it is useful for the Corporation and its investors to understand the total tax burden imposed on the Corporation’s products and earnings. A reconciliation to total taxes is shown in Attachment I-a.

This press release also references free cash flow (non-GAAP). Free cash flow is the sum of net cash provided by operating activities and net cash flow used in investing activities. This measure is useful when evaluating cash available for financing activities, including shareholder distributions, after investment in the business. Free cash flow is not meant to be viewed in isolation or as a substitute for net cash provided by operating activities. A reconciliation to net cash provided by operating activities for the 2022 and 2023 periods is shown on page 8.

References to resources or resource base may include quantities of oil and natural gas classified as proved reserves, as well as quantities that are not yet classified as proved reserves, but that are expected to be ultimately recoverable. The term “resource base” or similar terms are not intended to correspond to SEC definitions such as “probable” or “possible” reserves. A reconciliation of production excluding divestments, entitlements, and government mandates to actual production is contained in the Supplement to this release included as Exhibit 99.2 to the Form 8-K filed the same day as this news release.

The term “project” as used in this news release can refer to a variety of different activities and does not necessarily have the same meaning as in any government payment transparency reports. Projects or plans may not reflect investment decisions made by the company. Individual opportunities may advance based on a number of factors, including availability of supportive policy, technology for cost-effective abatement, and alignment with our partners and other stakeholders. The company may refer to these opportunities as projects in external disclosures at various stages throughout their progression.

Government mandates are changes to ExxonMobil’s sustainable production levels as a result of production limits or sanctions imposed by governments.

Compound annual growth rate (CAGR) represents the consistent rate at which an investment or business result would have grown had the investment or business result compounded at the same rate each year.

Debt-to-capital ratio is total debt divided by the sum of total debt and equity. Total debt is the sum of notes and loans payable and long-term debt, as reported in the consolidated balance sheet, along with total equity.

Net-debt-to-capital ratio is net debt divided by the sum of net debt and total equity, where net debt is net of cash and cash equivalents, excluding restricted cash.

This press release also references structural cost savings, for more details see page 9.

Reference to Earnings

References to corporate earnings mean net income attributable to ExxonMobil (U.S. GAAP) from the consolidated income statement. Unless otherwise indicated, references to earnings, Upstream, Energy Products, Chemical Products, Specialty Products and Corporate and Financing earnings, and earnings per share are ExxonMobil’s share after excluding amounts attributable to noncontrolling interests.

Exxon Mobil Corporation has numerous affiliates, many with names that include ExxonMobil, Exxon, Mobil, Esso, and XTO. For convenience and simplicity, those terms and terms such as Corporation, company, our, we, and its are sometimes used as abbreviated references to specific affiliates or affiliate groups. Similarly, ExxonMobil has business relationships with thousands of customers, suppliers, governments, and others. For convenience and simplicity, words such as venture, joint venture, partnership, co-venturer, and partner are used to indicate business and other relationships involving common activities and interests, and those words may not indicate precise legal relationships. ExxonMobil's ambitions, plans and goals do not guarantee any action or future performance by its affiliates or Exxon Mobil Corporation's responsibility for those affiliates' actions and future performance, each affiliate of which manages its own affairs.

Throughout this press release, both Exhibit 99.1 as well as Exhibit 99.2, due to rounding, numbers presented may not add up precisely to the totals indicated.

ATTACHMENT I-a

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(Preliminary)

Dollars in millions (unless otherwise noted)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
Revenues and other income
Sales and other operating revenue	81,688	93,164	334,697	398,675
Income from equity affiliates	1,165	605	6,385	11,463
Other income	1,491	1,660	3,500	3,542
Total revenues and other income	84,344	95,429	344,582	413,680
Costs and other deductions
Crude oil and product purchases	46,352	50,761	193,029	228,959
Production and manufacturing expenses	9,893	10,365	36,885	42,609
Selling, general and administrative expenses	2,591	2,832	9,919	10,095
Depreciation and depletion (includes impairments)	7,740	5,064	20,641	24,040
Exploration expenses, including dry holes	139	348	751	1,025
Non-service pension and postretirement benefit expense	217	100	714	482
Interest expense	272	207	849	798
Other taxes and duties	6,515	6,910	29,011	27,919
Total costs and other deductions	73,719	76,587	291,799	335,927
Income/(Loss) before income taxes	10,625	18,842	52,783	77,753
Income tax expense/(benefit)	2,613	5,787	15,429	20,176
Net income/(loss) including noncontrolling interests	8,012	13,055	37,354	57,577
Net income/(loss) attributable to noncontrolling interests	382	305	1,344	1,837
Net income/(loss) attributable to ExxonMobil	7,630	12,750	36,010	55,740

OTHER FINANCIAL DATA

Dollars in millions (unless otherwise noted)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2023	2022	2023	2022
Earnings per common share (U.S. dollars)	1.91	3.09	8.89	13.26
Earnings per common share - assuming dilution (U.S. dollars)	1.91	3.09	8.89	13.26

Dividends on common stock
Total	3,839	3,767	14,941	14,939
Per common share (U.S. dollars)	0.95	0.91	3.68	3.55

Millions of common shares outstanding
Average - assuming dilution	4,010	4,138	4,052	4,205

Taxes
Income taxes	2,613	5,787	15,429	20,176
Total other taxes and duties	7,308	7,754	32,191	31,455
Total taxes	9,921	13,541	47,620	51,631
Sales-based taxes	5,792	6,113	24,693	25,434
Total taxes including sales-based taxes	15,713	19,654	72,313	77,065

ExxonMobil share of income taxes of equity companies (non-GAAP)	843	1,512	3,058	7,594

.	ATTACHMENT I-b

CONDENSED CONSOLIDATED BALANCE SHEET

(Preliminary)

Dollars in millions (unless otherwise noted)	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	31,539	29,640
Cash and cash equivalents – restricted	29	25
Notes and accounts receivable – net	38,015	41,749
Inventories
Crude oil, products and merchandise	20,528	20,434
Materials and supplies	4,592	4,001
Other current assets	1,906	1,782
Total current assets	96,609	97,631
Investments, advances and long-term receivables	47,630	49,793
Property, plant and equipment – net	214,940	204,692
Other assets, including intangibles – net	17,138	16,951
Total Assets	376,317	369,067

LIABILITIES
Current liabilities
Notes and loans payable	4,090	634
Accounts payable and accrued liabilities	58,037	63,197
Income taxes payable	3,189	5,214
Total current liabilities	65,316	69,045
Long-term debt	37,483	40,559
Postretirement benefits reserves	10,496	10,045
Deferred income tax liabilities	24,452	22,874
Long-term obligations to equity companies	1,804	2,338
Other long-term obligations	24,228	21,733
Total Liabilities	163,779	166,594

EQUITY
Common stock without par value
(9,000 million shares authorized, 8,019 million shares issued)	17,781	15,752
Earnings reinvested	453,927	432,860
Accumulated other comprehensive income	(11,989)	(13,270)
Common stock held in treasury
(4,048 million shares at December 31, 2023, and 3,937 million shares at December 31, 2022)	(254,917)	(240,293)
ExxonMobil share of equity	204,802	195,049
Noncontrolling interests	7,736	7,424
Total Equity	212,538	202,473
Total Liabilities and Equity	376,317	369,067

ATTACHMENT I-c

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Preliminary)

Dollars in millions (unless otherwise noted)	Twelve Months Ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss) including noncontrolling interests	37,354	57,577
Depreciation and depletion (includes impairments)	20,641	24,040
Changes in operational working capital, excluding cash and debt	(4,255)	(194)
All other items – net	1,629	(4,626)
Net cash provided by operating activities	55,369	76,797

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(21,919)	(18,407)
Proceeds from asset sales and returns of investments	4,078	5,247
Additional investments and advances	(2,995)	(3,090)
Other investing activities including collection of advances	1,562	1,508
Net cash used in investing activities	(19,274)	(14,742)

CASH FLOWS FROM FINANCING ACTIVITIES
Additions to long-term debt ¹	939	637
Reductions in long-term debt	(15)	(5)
Additions to short-term debt	—	198
Reductions in short-term debt	(879)	(8,075)
Additions/(Reductions) in debt with three months or less maturity	(284)	25
Contingent consideration payments	(68)	(58)
Cash dividends to ExxonMobil shareholders	(14,941)	(14,939)
Cash dividends to noncontrolling interests	(531)	(267)
Changes in noncontrolling interests	(770)	(1,475)
Common stock acquired	(17,748)	(15,155)
Net cash provided by (used in) financing activities	(34,297)	(39,114)
Effects of exchange rate changes on cash	105	(78)
Increase/(Decrease) in cash and cash equivalents	1,903	22,863
Cash and cash equivalents at beginning of period	29,665	6,802
Cash and cash equivalents at end of period	31,568	29,665

[1] Includes $568 million issued to facilitate the sale of an entity where the buyer assumed the debt upon closing; no longer on the Condensed Consolidated Balance Sheet at the end of 2023.

ATTACHMENT II-a

KEY FIGURES: IDENTIFIED ITEMS

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
7,630	9,070	12,750	Earnings/(Loss) (U.S. GAAP)	36,010	55,740

			Identified Items
(3,040)	—	(530)	Impairments	(3,040)	(4,202)
305	—	—	Gain/(Loss) on sale of assets	305	886
577	(47)	(1,825)	Tax-related items	348	(1,501)
(175)	—	1,070	Other	(175)	1,456
(2,333)	(47)	(1,285)	Total Identified Items	(2,562)	(3,361)

9,963	9,117	14,035	Earnings/(Loss) Excluding Identified Items (non-GAAP)	38,572	59,101

4Q23	3Q23	4Q22	Dollars per common share	2023	2022
1.91	2.25	3.09	Earnings/(Loss) Per Common Share ¹ (U.S. GAAP)	8.89	13.26

			Identified Items Per Common Share ¹
(0.75)	—	(0.13)	Impairments	(0.75)	(1.00)
0.08	—	—	Gain/(Loss) on sale of assets	0.08	0.21
0.14	(0.01)	(0.44)	Tax-related items	0.08	(0.36)
(0.04)	—	0.26	Other	(0.04)	0.35
(0.57)	(0.01)	(0.31)	Total Identified Items Per Common Share ¹	(0.63)	(0.80)

2.48	2.27	3.40	Earnings/(Loss) Excl. Identified Items Per Common Share ¹ (non-GAAP)	9.52	14.06

¹ Assuming dilution.

ATTACHMENT II-b

KEY FIGURES: IDENTIFIED ITEMS BY SEGMENT

Fourth Quarter 2023	Upstream		Energy Products		Chemical Products		Specialty Products		Corporate & Financing	Total
Dollars in millions (unless otherwise noted)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Earnings/(Loss) (U.S. GAAP)	84	4,065	1,329	1,878	478	(289)	386	264	(565)	7,630

Identified Items
Impairments	(1,978)	(686)	—	—	(21)	(273)	—	(82)	—	(3,040)
Gain/(Loss) on sale of assets	305	—	—	—	—	—	—	—	—	305
Tax-related items	184	58	192	(3)	53	—	12	5	76	577
Other	—	—	—	—	—	(147)	—	(28)	—	(175)
Total Identified Items	(1,489)	(628)	192	(3)	32	(420)	12	(105)	76	(2,333)

Earnings/(Loss) Excl. Identified Items (non-GAAP)	1,573	4,693	1,137	1,881	446	131	374	369	(641)	9,963

Third Quarter 2023	Upstream		Energy Products		Chemical Products		Specialty Products		Corporate & Financing	Total
Dollars in millions (unless otherwise noted)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Earnings/(Loss) (U.S. GAAP)	1,566	4,559	1,356	1,086	338	(89)	326	293	(365)	9,070

Identified Items
Tax-related items	—	(14)	—	(33)	—	—	—	—	—	(47)
Total Identified Items	—	(14)	—	(33)	—	—	—	—	—	(47)

Earnings/(Loss) Excl. Identified Items (non-GAAP)	1,566	4,573	1,356	1,119	338	(89)	326	293	(365)	9,117

Fourth Quarter 2022	Upstream		Energy Products		Chemical Products		Specialty Products		Corporate & Financing	Total
Dollars in millions (unless otherwise noted)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Earnings/(Loss) (U.S. GAAP)	2,493	5,708	2,188	1,882	298	(48)	406	354	(531)	12,750

Identified Items
Impairments	—	(216)	(58)	(216)	—	—	—	(40)	—	(530)
Tax-related items	—	(1,415)	—	(410)	—	—	—	—	—	(1,825)
Other	—	1,070	—	—	—	—	—	—	—	1,070
Total Identified Items	—	(561)	(58)	(626)	—	—	—	(40)	—	(1,285)

Earnings/(Loss) Excl. Identified Items (non-GAAP)	2,493	6,269	2,246	2,508	298	(48)	406	394	(531)	14,035

2023	Upstream		Energy Products		Chemical Products		Specialty Products		Corporate & Financing	Total
Dollars in millions (unless otherwise noted)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Earnings/(Loss) (U.S. GAAP)	4,202	17,106	6,123	6,019	1,626	11	1,536	1,178	(1,791)	36,010

Identified Items
Impairments	(1,978)	(686)	—	—	(21)	(273)	—	(82)	—	(3,040)
Gain/(Loss) on sale of assets	305	—	—	—	—	—	—	—	—	305
Tax-related items	184	(126)	192	(48)	53	—	12	5	76	348
Other	—	—	—	—	—	(147)	—	(28)	—	(175)
Total Identified Items	(1,489)	(812)	192	(48)	32	(420)	12	(105)	76	(2,562)

Earnings/(Loss) Excl. Identified Items (non-GAAP)	5,691	17,918	5,931	6,067	1,594	431	1,524	1,283	(1,867)	38,572

2022	Upstream		Energy Products		Chemical Products		Specialty Products		Corporate & Financing	Total
Dollars in millions (unless otherwise noted)	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Earnings/(Loss) (U.S. GAAP)	11,728	24,751	8,340	6,626	2,328	1,215	1,190	1,225	(1,663)	55,740

Identified Items
Impairments	—	(3,790)	(58)	(216)	—	—	—	(40)	(98)	(4,202)
Gain/(Loss) on sale of assets	299	587	—	—	—	—	—	—	—	886
Tax-related items	—	(1,415)	—	(410)	—	—	—	—	324	(1,501)
Other	—	1,380	—	—	—	—	—	—	76	1,456
Total Identified Items	299	(3,238)	(58)	(626)	—	—	—	(40)	302	(3,361)

Earnings/(Loss) Excl. Identified Items (non-GAAP)	11,429	27,989	8,398	7,252	2,328	1,215	1,190	1,265	(1,965)	59,101

ATTACHMENT III

KEY FIGURES: UPSTREAM VOLUMES

4Q23	3Q23	4Q22	Net production of crude oil, natural gas liquids, bitumen and synthetic oil, thousand barrels per day (kbd)	2023	2022
851	756	789	United States	803	776
709	655	682	Canada/Other Americas	664	588
3	4	4	Europe	4	4
231	229	223	Africa	221	238
722	713	725	Asia	721	705
34	40	38	Australia/Oceania	36	43
2,550	2,397	2,461	Worldwide	2,449	2,354

4Q23	3Q23	4Q22	Net natural gas production available for sale, million cubic feet per day (mcfd)	2023	2022
2,262	2,271	2,383	United States	2,311	2,551
98	94	74	Canada/Other Americas	96	148
367	368	536	Europe	414	667
149	129	89	Africa	125	71
3,486	3,528	3,704	Asia	3,490	3,418
1,283	1,358	1,381	Australia/Oceania	1,298	1,440
7,645	7,748	8,167	Worldwide	7,734	8,295

3,824	3,688	3,822	Oil-equivalent production (koebd)¹	3,738	3,737

[1] Natural gas is converted to an oil-equivalent basis at six million cubic feet per one thousand barrels.

ATTACHMENT IV

KEY FIGURES: MANUFACTURING THROUGHPUT AND SALES

4Q23	3Q23	4Q22	Refinery throughput, thousand barrels per day (kbd)	2023	2022
1,933	1,868	1,694	United States	1,848	1,702
407	415	433	Canada	407	418
1,014	1,251	1,157	Europe	1,166	1,192
450	517	532	Asia Pacific	498	539
82	164	167	Other	149	179
3,886	4,215	3,983	Worldwide	4,068	4,030

4Q23	3Q23	4Q22	Energy Products sales, thousand barrels per day (kbd)	2023	2022
2,704	2,626	2,507	United States	2,633	2,426
2,653	2,925	2,916	Non-U.S.	2,828	2,921
5,357	5,551	5,423	Worldwide	5,461	5,347

2,255	2,316	2,270	Gasolines, naphthas	2,288	2,232
1,735	1,834	1,798	Heating oils, kerosene, diesel	1,795	1,774
328	358	349	Aviation fuels	336	338
185	229	210	Heavy fuels	214	235
854	814	796	Other energy products	829	768
5,357	5,551	5,423	Worldwide	5,461	5,347

4Q23	3Q23	4Q22	Chemical Products sales, thousand metric tons (kt)	2023	2022
1,743	1,750	1,583	United States	6,779	7,270
3,033	3,358	3,076	Non-U.S.	12,603	11,897
4,776	5,108	4,658	Worldwide	19,382	19,167

4Q23	3Q23	4Q22	Specialty Products sales, thousand metric tons (kt)	2023	2022
473	498	455	United States	1,962	2,049
1,367	1,414	1,332	Non-U.S.	5,635	5,762
1,839	1,912	1,787	Worldwide	7,597	7,810

ATTACHMENT V

KEY FIGURES: CAPITAL AND EXPLORATION EXPENDITURES

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
			Upstream
2,258	2,241	2,118	United States	8,813	6,968
3,512	2,560	3,297	Non-U.S.	10,948	10,034
5,770	4,801	5,415	Total	19,761	17,002

			Energy Products
227	261	343	United States	1,195	1,351
485	386	405	Non-U.S.	1,580	1,059
712	647	748	Total	2,775	2,410

			Chemical Products
211	103	332	United States	751	1,123
641	268	824	Non-U.S.	1,962	1,842
852	371	1,156	Total	2,713	2,965

			Specialty Products
22	16	12	United States	63	46
127	95	90	Non-U.S.	391	222
149	111	102	Total	454	268

			Other
274	92	42	Other	622	59

7,757	6,022	7,463	Worldwide	26,325	22,704

CASH CAPITAL EXPENDITURES

4Q23	3Q23	4Q22	Dollars in millions (unless otherwise noted)	2023	2022
6,228	4,920	5,783	Additions to property, plant and equipment	21,919	18,407
506	276	905	Net investments and advances	1,433	1,582
6,734	5,196	6,688	Total Cash Capital Expenditures	23,352	19,989

ATTACHMENT VI

KEY FIGURES: QUARTER EARNINGS/(LOSS)

Results Summary

4Q23	3Q23	Change vs 3Q23	4Q22	Change vs 4Q22	Dollars in millions (except per share data)	2023	2022	Change vs 2022
7,630	9,070	-1,440	12,750	-5,120	Earnings (U.S. GAAP)	36,010	55,740	-19,730
9,963	9,117	+846	14,035	-4,072	Earnings Excluding Identified Items (non-GAAP)	38,572	59,101	-20,529

1.91	2.25	-0.34	3.09	-1.18	Earnings Per Common Share ¹	8.89	13.26	-4.37
2.48	2.27	+0.21	3.40	-0.92	Earnings Excl. Identified Items Per Common Share ¹ (non-GAAP)	9.52	14.06	-4.54

7,757	6,022	+1,735	7,463	+294	Capital and Exploration Expenditures	26,325	22,704	+3,621

¹ Assuming dilution.

Full-year Factor Analysis

ATTACHMENT VII

KEY FIGURES: EARNINGS/(LOSS) BY QUARTER

Dollars in millions (unless otherwise noted)	2023	2022	2021	2020	2019
First Quarter	11,430	5,480	2,730	(610)	2,350
Second Quarter	7,880	17,850	4,690	(1,080)	3,130
Third Quarter	9,070	19,660	6,750	(680)	3,170
Fourth Quarter	7,630	12,750	8,870	(20,070)	5,690
Full Year	36,010	55,740	23,040	(22,440)	14,340

Dollars per common share ¹	2023	2022	2021	2020	2019
First Quarter	2.79	1.28	0.64	(0.14)	0.55
Second Quarter	1.94	4.21	1.10	(0.26)	0.73
Third Quarter	2.25	4.68	1.57	(0.15)	0.75
Fourth Quarter	1.91	3.09	2.08	(4.70)	1.33
Full Year	8.89	13.26	5.39	(5.25)	3.36

[1] Computed using the average number of shares outstanding during each period; assuming dilution.

Important Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (the “Company”) and Pioneer Natural Resources Company (“Pioneer”), the Company and Pioneer have filed and will file relevant materials with the Securities and Exchange Commission (the “SEC”). On November 21, 2023, the Company filed with the SEC a registration statement on Form S-4 (the “Form S-4”), as amended (No. 333-275695) to register the shares of the Company common stock to be issued in connection with the proposed transaction. The Form S-4, which was declared effective by the SEC on January 5, 2024, includes a definitive proxy statement of Pioneer that also constitutes a prospectus of the Company (the “definitive proxy statement/prospectus”). The definitive proxy statement/prospectus was mailed to the stockholders of Pioneer on January 8, 2024. This communication is not a substitute for the Form S-4, definitive proxy statement/prospectus or any other document that the Company or Pioneer (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PIONEER ARE URGED TO READ THE FORM S-4, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the definitive proxy statement/prospectus, as well as other filings containing important information about the Company or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by the Company are and will be available free of charge on the Company’s internet website at www.exxonmobil.com under the tab “investors” and then under the tab “SEC Filings” or by contacting the Company’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer are and will be available free of charge on Pioneer’s internet website at https://investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, the Company’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

The Company, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer and a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Form S-4 in the section entitled “Interests of Pioneer’s Directors and Executive Officers in the Merger”, including the documents incorporated by reference therein. Information about the directors and executive officers of the Company is set forth in the sections entitled “Board of Directors” and “Director and Executive Officer Stock Ownership” included in the Company’s proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000119312523100079/d429320ddef14a.htm), in the sections entitled “Information about our Executive Officers” and “Directors, Executive Officers and Corporate Governance” included in the Company’s Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000020/xom-20221231.htm), in the Company’s Form 8-K filed on November 7, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000059/xom-20231106.htm), in the Company's Form 8-K filed on June 6, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000036/xom-20230531.htm) and in the Company’s Form 8-K filed on February 24, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/34088/000003408823000022/xom-20230221.htm). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and will be contained in other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of the Company and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of the Company and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against the Company, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm the Company’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and the Company and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting the Company and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect the Company’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against the Company or Pioneer, and other political or security disturbances; dilution caused by the Company’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of the Company’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” on the Investors page of the Company’s website at www.exxonmobil.com (information included on or accessible through the Company’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks described in the registration statement on Form S-4 and accompanying definitive proxy statement/prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that the Company or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the definitive proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC and mailed to Pioneer stockholders in connection with the proposed transaction. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 and the definitive proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither the Company nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on the Company’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Actions needed to advance the Company’s 2030 and 2035 greenhouse gas emission-reductions plans are incorporated into its medium-term business plans, which are updated annually. The reference case for planning beyond 2030 is based on the Company’s Energy Outlook research and publication (the “Outlook”). The Outlook is reflective of the existing global policy environment, the Outlook does not attempt to project the degree of required future policy and technology advancement and deployment for the world, or the Company, to meet net zero by 2050. As future policies and technology advancements emerge, they will be incorporated into the Outlook, and the Company’s business plans will be updated accordingly. Actual future results, including the achievement of net zero in Upstream Permian Basin unconventional operated assets by 2030/2035 and plans to lower methane emissions from operated assets, to increase water recycling in our combined Permian operations, and to feed hydrogen, ammonia, and carbon capture projects could vary depending on the ability to execute operational objectives on a timely and successful basis; policy support for emission-reduction products and technologies; changes in laws, regulations and international treaties regarding lower emission technologies and projects; government incentives; unforeseen technical or operational difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects, technologies, and markets on a commercially competitive basis; changes in supply and demand and other market factors affecting future prices of oil, gas, and petrochemical products; the actions of competitors; and other factors discussed in this communication and in the additional forward looking statement disclaimer included above.

All references to production rates, project capacity, resource size, and acreage are on a gross basis, unless otherwise noted.

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